

April 8, 2013

Via E-mail
Mr. James W. Swent III
Ensco plc
6 Chesterfield Gardens
London, England W1J5BQ

>   **Re:**   **Ensco plc**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **File No. 1-08097**

Dear Mr. Swent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements, page 72

Note 10 – Income Taxes, page 99

1. Please confirm, if true, that you have not offset deferred tax assets and deferred tax liabilities attributable to different tax-paying components or different tax jurisdictions, or revise your balance sheet presentation as necessary. Additionally, please explain to us how the "Net noncurrent deferred tax liability" balances in your footnote disclosure reconcile to the "Deferred Incomes Taxes" line on your balance sheet. Refer to FASB ASC 740-10-45-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at 202-551-3864 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief